Exhibit 99.3

CELLECT BIOTECHNOLOGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Dr. Shai Yarkoni, Chief Executive Officer and Oded Meron, Controller and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Warrants of Cellect Biotechnology Ltd. (the “Company”) which the undersigned is entitled to vote at the 2017 Extraordinary Warrant Holders Meeting (the “Extraordinary Meeting”) to be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., on 12 Aba Hillel Street, Ramat Gan, on January 9, 2017, at 15:30 (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Series-1 Stock Options and Proxy Statement relating to the Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY MEETING OF WARRANT HOLDERS OF

CELLECT BIOTECHNOLOGY LTD.

JANUARY 9, 2017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To extend the exercise period of the Company's Warrants (series-1 stock options) until November 21, 20171 and that the Warrant Holders consent that they shall not be allowed to prevent the Company from delisting its securities from the Tel Aviv Stock Exchange, if the Company resolves to do so.

☐	FOR	☐	AGAINST	☐	ABSTAIN

The undersigned confirms that value of his Warrants holdings is not 70% higher than the value of his total share holdings in the Company, or quota of Warrants he holds is not 70% higher than the quota of shares he holds in the Company.2

☐	YES

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________, 2016
NAME	SIGNATURE	DATE

_____________	_____________	_____________, 2016
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When Warrants are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

1 Proposal 1 will also need to be approved at a category meeting of the Company's Shareholders.

2 If you do not respond positively to this item your vote will not be counted in the required majority to approve the proposal.